UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Xerium Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98416J118

(CUSIP Number)

October 16, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 98416J118	Page 2 of 20 Pages

1.	Name of reporting persons: Apax Europe IV GP Co. Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Guernsey, Channel Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 411,689
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 411,689
9.	Aggregate amount beneficially owned by each reporting person: 411,689
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 2.6%
12.	Type of reporting person (see instructions): CO

13G

CUSIP No. 98416J118	Page 3 of 20 Pages

1.	Name of reporting persons: Apax Europe IV GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 411,689
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 411,689
9.	Aggregate amount beneficially owned by each reporting person: 411,689
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 2.6%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 98416J118	Page 4 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-A, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 274,100
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 274,100
9.	Aggregate amount beneficially owned by each reporting person: 274,100
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 1.8%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 98416J118	Page 5 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-B, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: England
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 57,692
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 57,692
9.	Aggregate amount beneficially owned by each reporting person: 57,692
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.4%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 98416J118	Page 6 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-C GmbH & Co. KG
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Germany
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 26,400
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 26,400
9.	Aggregate amount beneficially owned by each reporting person: 26,400
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.2%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 98416J118	Page 7 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-D, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: England
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 20,733
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 20,733
9.	Aggregate amount beneficially owned by each reporting person: 20,733
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.1%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 98416J118	Page 8 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-E, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: England
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 444
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 444
9.	Aggregate amount beneficially owned by each reporting person: 444
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): less than 0.1%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 98416J118	Page 9 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-F, C.V.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 19,344
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 19,344
9.	Aggregate amount beneficially owned by each reporting person: 19,344
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.1%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 98416J118	Page 10 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-G, C.V.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: The Netherlands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 11,379
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 11,379
9.	Aggregate amount beneficially owned by each reporting person: 11,379
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.1%
12.	Type of reporting person (see instructions): OO

13G

CUSIP No. 98416J118	Page 11 of 20 Pages

1.	Name of reporting persons: Apax Europe IV-H, GmbH & Co. KG
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Germany
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 273
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 273
9.	Aggregate amount beneficially owned by each reporting person: 273
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): less than 0.1%
12.	Type of reporting person (see instructions): PN

13G

CUSIP No. 98416J118	Page 12 of 20 Pages

1.	Name of reporting persons: Apax-Xerium APIA, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 1,324
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 1,324
9.	Aggregate amount beneficially owned by each reporting person: 1,324
10.	Check Box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): less than 0.1%
12.	Type of reporting person (see instructions): PN

This Statement reflects the shares of Common Stock (as defined below) beneficially owned by the Reporting Persons (as defined below) as of October 17, 2013.

Item 1.	(a). Name of Issuer

  Xerium Technologies, Inc. (the “Company”)

(b). Address of Issuer’s Principal Executive Offices:

  14101 Capital Boulevard, Youngsville, North Carolina 27596

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

  (i) Apax Europe IV GP Co. Ltd.

  (ii) Apax Europe IV GP, L.P.

  (iii) Apax Europe IV-A, L.P.

  (iv) Apax Europe IV-B, L.P.

  (v) Apax Europe IV-C GmbH & Co. KG

  (vi) Apax Europe IV-D, L.P.

  (vii) Apax Europe IV-E, L.P.

  (viii) Apax Europe IV-F, C.V.

  (ix) Apax Europe IV-G, C.V.

  (x) Apax Europe IV-H GmbH & Co. KG

  (xi) Apax-Xerium APIA L.P.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated May 29, 2013, a copy of which was attached as Exhibit A to the initial statement on Schedule 13G filed by the Reporting Persons on May 29, 2013, pursuant to which the Reporting Persons agreed to file the statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The address of each of the Reporting Persons is c/o Apax Europe IV GP Co. Ltd., Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, Channel Islands GY12HJ. See Item 4 of each cover page for the citizenship of each Reporting Person.

Apax WW Nominees Ltd, which is incorporated in England, holds legal title to 410,365 warrants to purchase Common Stock (as defined below) as nominee for the Apax Funds (as defined below). Apax-Xerium APIA L.P. holds 1,324 warrants to purchase Common Stock.

Apax Europe IV GP, L.P. is engaged principally in the business of serving as the general partner of Apax Europe IV-A, L.P., Apax Europe IV-B, L.P., Apax Europe IV C GmbH & Co. KG, Apax Europe IV-D, L.P., Apax Europe IV-E, L.P., Apax Europe IV-F, C.V., Apax Europe IV-G, C.V., and Apax Europe IV-H GmbH & Co. KG (collectively, the “Apax Funds”) and Apax-Xerium APIA L.P., and accordingly exercises investment discretion and control over the shares beneficially owned by these entities. Apax Europe IV GP Co. Ltd., a Guernsey limited company, is principally in the business of serving as the general partner of Apax Europe IV GP, L.P. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by Apax-Xerium APIA L.P. and the Apax Funds.

A total of 411,689 shares of Common Stock may be deemed to be beneficially owned by the Reporting Persons.

Item 2(d).	Title of Class of Securities:

  Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

  98416J118

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page. The shares of Common Stock beneficially owned by each of the Apax Funds, Apax-Xerium APIA L.P., Apax Europe IV GP, L.P. and Apax Europe IV GP Co. Ltd. are listed in the table below:

Reporting Person	Amount Beneficially Owned*	Percent of Class**	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition of:	Shared Power to Vote or to Direct the Disposition of:
Apax Europe IV GP Co. Ltd.	411,689	2.6%	0	411,689	0	411,689
Apax Europe IV GP, L.P.	411,689	2.6%	0	411,689	0	411,689
Apax Europe IV-A, L.P.	274,100	1.8%	0	274,100	0	274,100
Apax Europe IV-B, L.P.	57,692	0.4%	0	57,692	0	57,692
Apax Europe IV-C GmbH & Co. KG	26,400	0.2%	0	26,400	0	26,400
Apax Europe IV-D, L.P.	20,733	0.1%	0	20,733	0	20,733
Apax Europe IV-E, L.P.	444	less than 0.1%	0	444	0	444
Apax Europe IV-F, C.V.	19,344	0.1%	0	19,344	0	19,344
Apax Europe IV-G, C.V.	11,379	0.1%	0	11,379	0	11,379
Apax Europe IV-H GmbH & Co. KG	273	less than 0.1%	0	273	0	273
Apax-Xerium APIA L.P.	1,324	less than 0.1%	0	1,324	0	1,324

*	All shares reported above reflect the number of shares of Common Stock issuable upon the exercise of warrants. None of the Reporting Persons hold any shares of Common Stock.

**	The Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, as filed with the Securities and Exchange Commission on August 1, 2013, indicated that there were 15,375,675 shares of Common Stock outstanding as of July 19, 2013. The beneficial ownership percentage also takes into account the number of shares of Common Stock issuable upon the exercise of warrants by the applicable Reporting Person(s).

(b) Percent of class:

See Item 4(a) above.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 4(a) above.

(ii) Shared power to vote or to direct the vote:

See Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of:

See Item 4(a) above.

(iv) Shared power to dispose or to direct the disposition of:

See Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2 and Item 4. The Reporting Persons may be deemed to be members of a group.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2013

Apax Europe IV GP Co. Ltd.

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV GP L.P.
By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-A, L.P.
By: Managing General Partner, Apax Europe IV GP L.P.
By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-B, L.P.
By: Managing General Partner, Apax Europe IV GP L.P.
By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-C GmbH & Co. KG
By: Managing General Partner, Apax Europe IV GP L.P.
By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-D, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-E, L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-F, C.V.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-G, C.V.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax Europe IV-H GmbH & Co. KG
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory

Apax –Xerium APIA L.P.
By: Managing General Partner, Apax Europe IV GP L.P. By: Its Managing General Partner, Apax Europe IV GP Co. Ltd

By:	/s/ A W Guille
Name: A W Guille
Title: Director

By: Company Secretary, Apax Partners Guernsey Limited

By:	/s/ Trina Le Noury
Name: Trina Le Noury
Title: Authorised Signatory